Exhibit 12.1

ASHFORD HOSPITALITY PRIME, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$5,085	$(15,585)	$591	$2,273	$(18,308)	$(20,576)
Add:
Interest on indebtedness	27,831	32,266	29,991	30,525	30,737	30,715
Amortization of debt expense and premium	1,328	745	1,253	1,278	1,251	1,415
Interest component of operating leases	201	227	220	182	226	260
	$34,445	$17,653	$32,055	$34,258	$13,906	$11,814

Fixed charges
Interest on indebtedness	$27,831	$32,266	$29,991	$30,525	$30,737	$30,715
Amortization of debt expense and premium	1,328	745	1,253	1,278	1,251	1,415
Interest component of operating leases	201	227	220	182	226	260
	$29,360	$33,238	$31,464	$31,985	$32,214	$32,390

Ratio of earnings to fixed charges	1.17		1.02	1.07

Deficit (Fixed charges)		$15,585			$18,308	$20,576